March 14, 2019

Neil Kumar, Ph.D.
Chief Executive Officer
BridgeBio Pharma LLC
421 Kipling Street
Palo Alto, CA 94301

       Re: BridgeBio Pharma LLC
           Draft Registration Statement on Form S-1
           Submitted on February 14, 2019
           CIK No. 0001743881

Dear Dr. Kumar:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on February 14, 2019

Prospectus Summary
Overview, page 1

1. We note your disclosure that several of your programs target potential "blockbuster"
       opportunities. Please tell us the definition you use to define a blockbuster opportunity, and place this selected disclosure in appropriate context by specifying the programs and indications you believe present blockbuster opportunities and whether the related programs are in the clinical, preclinical or lead optimization stage. For those programs that are lead optimization or preclinical stage, please tell us why you believe it is appropriate to characterize these as blockbuster opportunities given the early stage of development.
 Neil Kumar, Ph.D.
FirstName Pharma LLC Kumar, Ph.D.
BridgeBio LastNameNeil
Comapany2019
March 14, NameBridgeBio Pharma LLC
March 14, 2019 Page 2
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FirstName LastName
Our Platform, page 2

2. We note your disclosure that you "rapidly" advance your product candidates to objective critical decision points. Please revise your disclosure and similar statements throughout your registration statement, e.g., on page 31, to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as these statements are speculative for you to make. Similarly, please remove statements that imply you will be successful in mitigating risk associated with drug development, such as your statement on page 114 that you "avoid taking on the risk associated with scientific uncertainties often seen with novel modalities" and your statements throughout that you focus on programs that you believe to be "lower development risk." Our Pipeline, page 3

3. We note your reference to "promising" oncology programs and other references to your product candidates as potential "first-in-class" or "best-in-class" therapies. These terms suggest that the product candidates are effective and likely to be approved. Please delete these references throughout your registration statement. If your use of these terms was intended to convey your belief that the products are based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, if applicable, that you are not aware of competing products that are further along in the development process.
         Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.
4. Please refine the description of your pipeline by categories so that it presents a balanced view of the status of such programs. For example, please state that three out of four of your oncology product candidates are in the lead optimization phase.
5. Please tell us why you believe that BBP-265, BBP-831, BBP-631 and BBP-454 have the greatest potential to drive near-term value. We note other similarly situated programs in your pipeline in terms of stage of development and patient population. In addition, BBP-
         631 and BBP-454 are in very early stages of development, so it is unclear how they would provide value in the near-term. Please also clarify if you intend to prioritize the funding of these programs over your other programs, as is suggested by disclosure on page 15 and elsewhere in your filing.
6. We note your disclosure on pages 5 and 133 concerning the development plan for BBP-
         831/Infigratinib. As you have not yet commenced any Phase 3 trials or submitted a new drug application (NDA) for this product candidate for any indication, please shorten the arrow in your pipeline development chart so that it reflects the current stage of development. Please also revise the "Current Status" column in the chart on page 116 accordingly. In addition, please clarify that your preparation for an NDA submission is with respect to BBP-831 only for use as a second-line therapy.
 Neil Kumar, Ph.D.
FirstName Pharma LLC Kumar, Ph.D.
BridgeBio LastNameNeil
Comapany2019
March 14, NameBridgeBio Pharma LLC
March 14, 2019 Page 3
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FirstName LastName
7. Please tell us what is meant that three of your product candidates are "Registrational." To the extent this indicates that they have completed the trial prior to your submission of an
         NDA, we note your disclosure on page 133 that you expect to enroll approximately 20 additional subjects in the ongoing CCA Phase 2 clinical trial and your Phase 2 clinical trial for BBP-870 is also ongoing. Please tell us the significance of indicating that these trials are registrational as opposed to indicating their current status or that they have completed a particular trial phase.
8. Your pipeline table appears to include every in-house development program. Please revise the table to include only those programs that are material to the company. If you believe that every program listed is material, please provide us with an analysis explaining your belief. In particular, to the extent your programs in the lead optimization stage are material to the company, please discuss this in your analysis.
Who Should Invest, page 4

9. Please delete the disclosure in this section as it presents itself as a disclaimer that only particular investors should invest in the company.
Risks Associated with Our Business , page 7

10. Please expand your disclosure in the fourth bullet point to highlight the risks associated with developing gene therapy candidates, as discussed on pages 28 to
31. Please also
         expand the disclosure in the seventh bullet point to disclose competition with respect to your key value drivers, as discussed on page 60, and in the penultimate bullet point to disclose pending patent litigation, as discussed on page 45. Additionally, please add a bullet point to highlight the risk that as a result of concentration of share ownership, existing shareholders will be able to exert significant influence over matters subject to shareholder approval, as discussed on page 73, and a bullet point discussing the risk that you may expend your limited resources to pursue a particular product candidate and fail to capitalize on more profitable development opportunities.
Implications of Being An Emerging Growth Company, page 9

11. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 82

12. Please expand your disclosure to specify the intended use of proceeds, including the amount you intend to allocate to each product candidate individually and how far the net proceeds are expected to allow you to continue in the development for each of your product candidates. Refer to Item 504 of Regulation S-K.
 Neil Kumar, Ph.D.
FirstName Pharma LLC Kumar, Ph.D.
BridgeBio LastNameNeil
Comapany2019
March 14, NameBridgeBio Pharma LLC
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FirstName LastName
Reorganization, page 84

13. We note that, in connection with your corporate reorganization, you will issue shares of
         BridgeBio Pharma, Inc. to holders of existing units in BridgeBio Pharma LLC in exchange for the LLC units. Please tell us whether you are relying on an exemption from registration for the issuance to unitholders, including the facts supporting such exemption.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Equity-Based Compensation, page 101

14. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the units underlying your equity issuances and the reasons for any differences between the recent valuations of your units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
Key Value Drivers
BBP-265/AG10 (Eidos): TTR Amyloidosis
Our Product Concept, page 118

15. We note your reference to cross-study comparisons of clinical data here and presentation of prospective and retrospective study data on pages 117, 118 and 120, including the chart on page 120, and your discussion of cross-trial comparisons with respect to additional product candidates on pages 128, 129, 135, 138, 150 and 151. Please remove any comparisons with third party treatments, including your perceived advantage over existing therapies and therapies in development, such as those discussed on page 125, as the data and your conclusions are not based on head-to-head studies. BBP-831/Infigratinib (QED): FGFR-Driven Cancers
Clinical Data, page 129

16. We note statements throughout stating that Infigratinib has shown "meaningful clinical activity" and "significant clinical activity." Please tell us what you mean by meaningful and significant, including the measurements you are using to make such determinations.
17. Please expand your disclosure to include the objective data points for each of ORR, PFS,
         BOR, DCR and OS, and how the interim analysis results compare to the established endpoints. Please provide similar disclosure for the trial discussed on page 131 and in your discussion of results on page 133 so that investors can understand the significance of the results.
 Neil Kumar, Ph.D.
FirstName Pharma LLC Kumar, Ph.D.
BridgeBio LastNameNeil
Comapany2019
March 14, NameBridgeBio Pharma LLC
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FirstName LastName
18.      Please explain the significance of the waterfall charts on pages
130-131.
19. We note your statement on page 133 that your plan to discuss the marketing authorization pathway for the companion diagnostic you are developing. On page 37 you note that the
         FDA will likely require the conduct of clinical trials to demonstrate the safety and effectiveness of diagnostics, which you expect will require separate regulatory clearance or approval. Please revise your disclosure to explain how approval of your diagnostic tool for BP-831 impacts the timing of approval and/or commercialization of BBP-831. Please also disclose the impact to approval and or/marketing of BBP-831 if the diagnostic tool is not approved.
Safety Data, page 131

20. Please disclose all serious adverse events experienced by patients exposed to infigratinib, whether or not treatment related, including the incidence of each serious adverse event.
BBP-870 (Origin): MoCD Type A, page 144

21. Please disclose all serious adverse events that occurred in the Phase 2 and Phase 2/3 clinical trials, whether or not related to BBP-870.
BBP-009/Patidegib (PellePharm): Gorlin Syndrome and High Frequency Basal Cell Carcinoma, page 148

22. Please disclose the primary and secondary endpoints for each of the Phase 2 clinical trials in terms of their objective data points and how the results of the studies compared to the endpoints. Please also disclose data supporting your statement that the Phase 2 trial showed statistically significant levels of clearance of BCCs after three months. Please ensure that you present a complete picture of all results so that investors can understand the significance of the results that you cite. Please also disclose all serious adverse events, whether or not treatment-related.
Intellectual Property, page 173

23. Please expand your disclosure to indicate the relevant jurisdiction for each of your foreign patents. Refer to Item 101(c)(1)(iv) of Regulation S-K.
Our Material Agreements
BBP-831 License Agreement with Novartis International Pharmaceutical Ltd. , page 177

24. Please expand your disclosure to quantify the value of the shares of Series A preferred stock to be issued to Novartis under the license agreement. Please provide similar disclosure with respect to the common shares issued to Lotus under the asset purchase agreement for BPP-589 referenced on page 177 and with respect to the common shares issued under the collaboration and license agreement with the Board of Regents of the University of Texas System, as referenced on page 180.
 Neil Kumar, Ph.D.
BridgeBio Pharma LLC
March 14, 2019
Page 6
BBP-009 (Patidegib): Option Agreement with LEO Pharma A/S, page 178

25. Please disclose the certain events that would prevent LEO Pharma from exercising its option to acquire PellePharm.
General

26. Please ensure that all graphics are legible, including your pipeline development charts, and provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
      Please note that we may have comments regarding this material.
       You may contact Rolf Sundwall at 202-551-3105 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameNeil Kumar, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameBridgeBio Pharma LLC
                                                            Office of
Healthcare & Insurance
March 14, 2019 Page 6
cc:       Maggie Wong, Esq.
FirstName LastName